Exhibit 2.2

EXECUTION VERSION

SPIN OFF AGREEMENT

This SPIN OFF AGREEMENT (this “Agreement”), is dated as of July 23, 2006, by and among NACCO Industries, Inc., a Delaware corporation (“Parent”), Housewares Holding Company, a Delaware corporation and a wholly owned subsidiary of Parent (“Huckleberry”), HB-PS Holding Company, Inc., a Delaware corporation and a wholly owned subsidiary of Huckleberry (“Hampton”) and Hamilton Beach/Proctor-Silex, Inc. (“Hampton OpCo”), a Delaware corporation and wholly owned subsidiary of Hampton. All capitalized terms used but not defined herein will have their respective meanings set forth in the Merger Agreement.

RECITALS

A. Hampton and Applica Incorporated, a Florida corporation (“Apple”), have entered into an Agreement and Plan of Merger, joined by Parent for the specific purposes provided therein, dated as of the date hereof (the “Merger Agreement”), pursuant to which, and in accordance with the terms hereof, Huckleberry, will make a pro rata distribution to Parent of all of the outstanding shares of capital stock of Hampton and, immediately thereafter, Parent will make a pro rata distribution to Parent stockholders of all of the outstanding shares of capital stock of Hampton (both distributions collectively the “Spin Off”).

B. Hampton OpCo will pay out of funds legally available therefor the Special Dividend immediately prior to the Spin Off Date to Hampton, as the holder of record of all of the capital stock of Hampton OpCo and, immediately thereafter, Hampton will pay the Special Dividend to Huckleberry, and immediately thereafter, Huckleberry will pay the Special Dividend to Parent.

C. As a consequence of the Spin Off, neither Hampton nor Hampton OpCo will be a subsidiary of Parent.

D. Pursuant to Treasury Regulations Section 1.1502-6, Parent and each subsidiary that was a member of the Parent Group, including Huckleberry and its consolidated subsidiaries, during any part of a consolidated return year is severally liable for the consolidated federal income tax liability of the Parent Group for such year.

E. The Parties intend that the Spin Off qualify as a tax-free spin off under Section 355 and related provisions of the Internal Revenue Code of 1986, as amended (the “Code”).

F. Pursuant to the Merger Agreement, immediately following the Spin Off, Apple will merge with and into Hampton in a transaction intended to qualify as a reorganization under Section 368 and related provisions of the Code (the “Merger”).

G. Parent and Hampton, as the surviving corporation in the Merger, desire to allocate certain rights and responsibilities with respect to Taxes and other responsibilities of Parent, Hampton and their respective Affiliates and successors for periods before and after the Spin Off and to provide for certain other Tax and other matters.

Accordingly, the parties agree as follows:

ARTICLE I

Definitions

1.1  Definitions.   In addition to the terms defined elsewhere herein, as used in this Agreement, the following terms will have the meanings specified below when used in this Agreement with initial capital letters:

“Cash and Cash Equivalents” means all cash, cash equivalents, including certificates of deposit or bankers’ acceptances maturing within one year from the date of acquisition thereof, marketable direct obligations issued by, or unconditionally guaranteed by, the United States government or an agency thereof, and investments in money market funds with assets of $5,000,000 or greater, and other liquid investments, including all deposited but uncleared bank deposits.

“commercially reasonable efforts” will, with respect to Parent, be determined, as if Hampton were still a subsidiary of Parent regardless of the time of determination.

“Consolidated Return” means any federal income Tax Return filed with respect to the Parent Group.

“Final Determination” means the final resolution of liability for any Tax for any taxable period, including any related interest, additions or penalties, by or as a result of: (i) a final and unappealable decision, judgment, decree or other order by any court of competent jurisdiction, (ii) a closing agreement or accepted offer in compromise under Section 7121 or 7122 of the Code, or comparable agreement under the laws of other jurisdictions which resolves the entire Tax liability for any taxable period, or (iii) any allowance of a refund or credit in respect of an overpayment of Tax, but only after the expiration of all periods during which such refund may be recovered by the jurisdiction imposing the Tax.

“GAAP” means United States generally accepted accounting principles as in effect from time to time, consistently applied.

“Hampton Financial Instruments” means all credit facilities, guarantees, commercial paper, interest rate swap agreements, foreign currency forward exchange contracts, comfort letters, letters of credit and similar instruments used solely for the purposes of the conduct of Hampton’s business under which Parent or any of its subsidiaries (other than Hampton or any of its subsidiaries) has any primary, secondary, contingent, joint, several or other Liability after the Spin Off Date.

“Hampton Group” means as the context may require, (i) Hampton, (ii) any one or more of those members of the affiliated group (as defined in Section 1504 of the Code) which following the Spin Off will file a consolidated federal income tax return with Hampton, and/or (iii) any one or more of the corporations which following the Spin Off will file consolidated or combined state or local returns with Hampton.

“Hampton OpCo Credit Agreement” means the definitive loan agreement with respect to the senior credit facility of Hampton OpCo containing substantially the terms contemplated by the Senior Debt Commitment Letter.

“Indebtedness” means, of any Person at any date (x) any obligation of such Person (A) with respect to indebtedness of such Person for borrowed money or for the deferred purchase price of property or services, including all accrued and unpaid interest, premiums, penalties and fees thereon (other than accounts payable, accrued expenses (including book overdrafts) and other current liabilities arising in the ordinary course of business) and/or (B) evidenced by a note, bond, debenture or similar instrument (including a purchase money obligation) or under any lease or similar arrangement that would be required to be accounted for by the lessee as a capital lease in accordance with GAAP, (y) any guarantee (or keepwell agreement) by such Person of any indebtedness of others described in the preceding clause (x), and (z) all obligations to reimburse any bank or other Person for amounts paid under a letter of credit or similar instrument.

“Indemnified Liability” means any liability imposed upon or incurred either by the Parent Group or the Hampton Group for which it is a Tax Indemnified Party, and for which it is to be indemnified under Section 3.5.

“Liability” or “Liabilities” mean all debts, liabilities and obligations whether absolute or contingent, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, whenever arising, and whether or not the same would properly be reflected on a balance sheet; provided that, except for references in Articles IV and VI, “Liabilities” will not include any liabilities for or in respect of Taxes, which will be governed solely by Article III of this Agreement, and, to the extent applicable, the Merger Agreement, or any liabilities for or in respect of any benefit plans, programs, agreements, and arrangements, which will be governed solely by Articles IV and VI of this Agreement, and, to the extent applicable, the Merger Agreement.

“Merger Tax Opinion” means the opinion received by Parent pursuant to Section 7.3(f) of the Merger Agreement.

“Net Hampton Indebtedness” means (A) the aggregate amount of Indebtedness of Hampton and its subsidiaries immediately prior to the Spin Off Date which will remain an obligation of Hampton or any of Hampton’s subsidiaries following the Spin Off Date minus (B) the aggregate amount of Cash and Cash

Equivalents of Hampton and Hampton’s subsidiaries as of the Spin Off Date. The Net Hampton Indebtedness will be calculated by Parent and Huckleberry in accordance with GAAP, consistently applied in good faith, utilizing the same methodology and adjustments as would be consistent with past practices.

“Parent Financial Instruments” means all credit facilities, guarantees, commercial paper, interest rate swap agreements, foreign currency forward exchange contracts, comfort letters, letters of credit and similar instruments related to Parent’s business under which Hampton or any of its subsidiaries has any primary, secondary, contingent, joint, several or other Liability after the Spin-Off Date.

“Parent Group” means, as the context may require, (i) Parent, (ii) any one or more of those members of the affiliated group (as defined in Section 1504 of the Code) which file a consolidated federal income tax return with Parent, and/or (iii) any one or more of the corporations which file consolidated or combined state or local returns with Parent.

“Post-Closing Period” means all taxable periods or portions of periods beginning after the Spin Off Date.

“Pre-Closing Period” means all taxable periods or portions of periods ending on or before the Spin Off Date.

“Record Date” means the close of business on the date to be determined by the Board of Directors of Parent as the record date for determining stockholders of Parent entitled to receive the Spin Off, which date will be a business day preceding the day of the Effective Time.

“Refinancing” means the payment of Net Hampton Indebtedness and all of the Indebtedness of Apple, which will occur immediately after the Effective Time.

“Senior Debt Commitment Letter” means the commitment letter attached hereto as Exhibit A.

“Special Dividend” means a dividend in an amount of $110 million, which amount will not exceed the “surplus” (as defined in Section 154 of the Delaware General Corporation Law) of Hampton OpCo, and which will be declared and paid in cash by Hampton OpCo prior to the Spin Off.

“Spin Off Date” means the date on which the Spin Off occurs.

“Spin Off Tax Opinion” means the opinion received by Parent pursuant to section 7.1(c) of this Agreement.

“Straddle Period” means any tax period that begins on or before, and ends after, the Spin Off Date.

“Target Net Hampton Indebtedness” will be the amount of Indebtedness determined in accordance with Exhibit A, but in no event more than $205 million.

“Tax” means (a) any federal, state, local or foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, intangibles, franchise, backup withholding, or other tax, charge, levy, duty or like assessment, imposed by a Tax Authority together with all penalties and additions and interest thereon and (b) any liability for Taxes described in clause (a) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) or pursuant to agreement, successor liability or otherwise, but does not include any Liabilities owed to, or imposed by, the Pension Benefit Guaranty Corporation under ERISA on account of the Parent Pension Plan or Other Parent Plan Obligations.

“Tax Authority” means, with respect to any Tax, the governmental entity or political subdivision thereof that imposes such Tax and agency (if any) charged with the collection of such Tax for such entity or subdivision.

“Tax Benefit” means any decrease in Taxes paid or payable, any increase in any Tax attribute or any other beneficial Tax consequence.

“Tax Contest” means an audit, review, examination or any other administrative or judicial proceeding with the purpose or effect of redetermining any Taxes (including any administrative or judicial review of any claim for refund).

“Tax Detriment” means any increase in Taxes paid or payable, any decrease in any Tax attribute or any other adverse Tax consequence.

“Tax Return” means a report, return, statement or other information (including any attached schedules or any amendments to such report, return or other information) required to be supplied to or filed with a Tax Authority with respect to any Tax, including an information return, claim for refund, amended return or declaration of estimated Tax.

1.2  Other Definitions.   The following terms have the meanings given them as follows:

Term	Where Defined

Action	Merger Agreement
Affiliate	Merger Agreement
Agent	2.6
Agreement	Preamble
Ancillary Agreements	Merger Agreement
Apple	Recitals
Cash Payment	2.8
Code	Recitals
Confidentiality Agreement	Merger Agreement
Damages	6.1
Effective Time	Merger Agreement
Eligible Amount	3.1(h)
ERISA	Merger Agreement
Hampton	Preamble
Hampton Benefit Plans	4.1(a)
Hampton Class A Common Stock	Merger Agreement
Hampton Class B Common Stock	Merger Agreement
Hampton Common Stock	Merger Agreement
Hampton Financing	2.1(b)
Hampton Indemnified Parties	6.1
Hampton OpCo	Preamble
Huckleberry	Preamble
Indemnified Party	6.5
Indemnifying Party	6.5
Intended Tax Treatment of the Merger	3.3
Intended Tax Treatment of the Spin Off	3.3
Law	Merger Agreement
Maximum Premium	5.8
Merger	Recitals
Merger Agreement	Recitals
Order	Merger Agreement
Other Parent Plan Obligations	4.1(b)
Other Parent Plans	4.1(b)
Parent	Preamble
Parent Benefit Plans	4.1(c)
Parent Class A Common Stock	Merger Agreement
Parent Class B Common Stock	Merger Agreement

Term	Where Defined

Parent Common Stock	Merger Agreement
Parent Indemnified Parties	6.2
Parent Pension Plan	4.1(a)
Pension Plan Obligations	4.1(a)
Person	Merger Agreement
Share Issuance	2.4
Special Dividend Record Date	2.1(a)
Spin Off	Recitals
Tainting Act	5.2(a)
Tax Indemnified Party	3.5(a)
Tax Sharing Agreement	3.1(a)
Transactions	Merger Agreement
Transition Services Agreement	Merger Agreement

1.3  Interpretation.   (a) When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference will be to an Article or Section or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” Unless the context otherwise requires, (i) “or” is disjunctive but not necessarily exclusive, (ii) words in the singular include the plural and vice versa, (iii) the use in this Agreement of a pronoun in reference to a party hereto includes the masculine, feminine or neuter, as the context may require, and (iv) terms used herein which are defined in GAAP have the meanings ascribed to them therein. This Agreement will not be interpreted or construed to require any Person to take any action, or fail to take any action, that would violate any applicable Law.

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

ARTICLE II

Spin Off

2.1  Special Dividend; Hampton Financing.   (a) Subject to the terms hereof, (i) the Board of Directors of Hampton OpCo will fix a special dividend record date (the “Special Dividend Record Date”) for the determination of its stockholders to which Hampton OpCo will pay, out of funds legally available therefor, the Special Dividend immediately prior to the Spin Off Date, (ii) the Board of Directors of Hampton will fix the same Special Dividend Record Date for the determination of its stockholders to which Hampton will pay the same Special Dividend immediately after receipt thereof and immediately prior to the Spin Off Date, and (iii) the Board of Directors of Huckleberry will fix the same Special Dividend Record Date for the determination of its stockholders to which Huckleberry will pay the same Special Dividend immediately after receipt thereof and immediately prior to the Spin Off Date.

(b) On or prior to the Spin Off Date, Hampton OpCo will enter into the Hampton OpCo Credit Agreement and will borrow the amounts necessary to pay the Special Dividend and effect the Refinancing (the “Hampton Financing”).

(c) Parent, Hampton and Hampton OpCo will use their respective commercially reasonable efforts to cause the Hampton Financing to be consummated and cause their respective employees, accountants, counsel and other representatives to reasonably cooperate with each other in carrying out the transactions contemplated by the Hampton Financing, including delivering all documents and instruments deemed reasonably necessary by Parent,

Hampton or Hampton OpCo and taking all actions reasonably necessary in connection with the Hampton Financing.

2.2  Financial Instruments.   (a) Hampton will, at its expense, take or cause to be taken all actions, and enter into (or cause its subsidiaries to enter into) such agreements and arrangements, as will be reasonably necessary to effect the release of and substitution for Parent and each of its subsidiaries (other than Hampton or any of its subsidiaries), as of the Spin Off Date, from all primary, secondary, contingent, joint, several and other Liabilities in respect of Hampton Financial Instruments to the extent related to Hampton or any of its subsidiaries or Hampton’s business.

(b) Parent will, at its expense, take or cause to be taken all actions, and enter into (or cause its subsidiaries to enter into) such agreements and arrangements, as will be necessary to effect the release of and substitution for Hampton and each of its subsidiaries, as of the Spin Off Date, from all primary, secondary, contingent, joint, several and other Liabilities, if any, in respect of Parent Financial Instruments to the extent related to Parent or any of its subsidiaries (other than Hampton or any of its subsidiaries) or Parent’s business.

(c) The parties’ rights and obligations under this Section 2.2 will continue to be applicable to all Hampton Financial Instruments and Parent Financial Instruments identified at any time by Parent or Hampton, whether before, on or after the Spin Off Date.

2.3  Record Date and Spin Off Date.   Subject to the satisfaction, or to the extent permitted by applicable Law, waiver of the conditions set forth herein and in the Merger Agreement, the Board of Directors of Parent, consistent with the Merger Agreement and Delaware law, will establish the Record Date and the Spin Off Date and any necessary or appropriate procedures in connection with the Spin Off.

2.4  Hampton Share Issuance.   Immediately prior to the Spin Off Date, Parent, Huckleberry and Hampton will take, or cause to be taken, all actions necessary to issue to Parent such number of shares of Hampton Common Stock, including, if applicable, by reclassifying the outstanding shares of Hampton Common Stock or by declaring a dividend payable in shares of Hampton Common Stock (the “Share Issuance”), for the purpose of increasing the outstanding shares of Hampton Common Stock such that, immediately prior to the Spin Off Date, Hampton will have an aggregate number of outstanding shares of Hampton Class A Common Stock and Hampton Class B Common Stock that is equal to one-half of one share of Hampton Class A Common Stock and one-half of one share of Hampton Class B Common Stock for each share of Parent Common Stock issued and outstanding on the Record Date.

2.5  Net Hampton Indebtedness.   Immediately prior to the Effective Time, after giving effect to the other transactions contemplated hereby other than the Merger, Hampton will have Net Hampton Indebtedness of not more than the Target Net Hampton Indebtedness as determined in accordance with Exhibit A.

2.6  Delivery of Shares to the Agent.   On or prior to the Spin Off Date, Parent will authorize the book-entry transfer by Parent’s transfer agent, (the “Agent”) of all of the outstanding shares of Hampton Common Stock to be distributed in connection with the Spin Off. After the Spin Off Date, upon the request of the Agent, Hampton will provide all book-entry transfer authorizations that the Agent requires in order to effect the Spin Off of the shares of Hampton Common Stock to Parent stockholders.

2.7  The Spin Off.   Upon the terms and subject to the conditions of this Agreement, Huckleberry will declare and pay the Spin Off of all of the shares of Hampton Common Stock held by Huckleberry and, immediately thereafter and following consummation of the Share Issuance, Parent will declare and pay the Spin Off of all of the shares of Hampton Common Stock held by Parent. Until the Effective Time, the Agent will hold the shares of Hampton Common Stock as nominee on behalf of and for the benefit of the holders of Parent Common Stock. At or after the Effective Time, pursuant to, and in accordance with the terms of, the Merger Agreement, the Agent will distribute by book-entry transfer (i) in respect of each outstanding share of Parent Class A Common Stock held by holders of record of Parent Class A Common Stock on the Record Date, one-half of one share of Hampton Class A Common Stock and one-half of one share of Hampton Class B Common Stock and (ii) in respect of each outstanding share of Parent Class B Common Stock held by holders of record of Parent Class B Common Stock on the Record Date, one-half of one share of Hampton Class A Common Stock and one-half of one share of Hampton Class B Common Stock.

2.8  Fractional Shares.   No certificate or scrip representing fractional shares of Hampton Common Stock will be issued as part of the Spin Off. Each holder of Parent Common Stock who otherwise would have been entitled to a fraction of a share of Hampton Class A Common Stock or Hampton Class B Common Stock pursuant to Section 2.7 (after aggregating all of such Person’s shares of Hampton Class A Common and aggregating all of such Person’s shares of Hampton Class B Common Stock immediately prior to the Effective Time) will receive a cash payment in lieu of such fractional shares (the “Cash Payment”). Parent will instruct the Agent to (i) determine the number of whole shares and fractional shares of Hampton Class A Common Stock and Hampton Class B Common Stock allocable to each holder of record or beneficial owner of Parent Common Stock on the Spin Off Date, (ii) aggregate all such fractional shares into whole shares of Hampton Class A Common Stock and Hampton Class B Common Stock, (iii) convert the whole shares of Hampton Class B Common Stock into shares of Hampton Class A Common Stock, (iv) sell the whole shares of Hampton Class A Common Stock obtained in clauses (ii) and (iii) in the open market on behalf of holders of record or beneficial owners who otherwise would be entitled to receive fractional shares of Hampton Common Stock, and (v) distribute to each such holder or for the benefit of each such beneficial owner such holder’s or owner’s ratable share of the total proceeds (net of total selling and conversion expenses) of such sale; provided, however, that the Agent will have sole discretion to determine when, how, through which broker-dealer and at what price to execute the sales; provided, further, that neither the Agent nor any broker-dealer used by the Agent will be an affiliate of Parent or Hampton.

ARTICLE III

Taxes

3.1  Preparation of Tax Returns.   (a) The taxable period of the Hampton Group will be treated as ending at the close of business on the Spin Off Date; if the taxable period does not end on the Spin Off Date, the Parties will apportion all tax items between the Pre-Closing Period and the Post-Closing Period based on the closing of the books method. Except as otherwise provided herein, the Tax liability of Parent and each of its Affiliates (including the Hampton Group) for a Pre-Closing Period will be determined by the Amended Tax Sharing Agreement, dated as of May 14, 1997 (the “Tax Sharing Agreement”), which will continue in full force and effect and fixes the rights and obligations of the parties thereto as to the matters covered thereby except to the extent specifically modified or supplemented herein.

(b) For all Pre-Closing Periods, Parent will prepare or cause to be prepared, and timely file or cause to be timely filed, the Consolidated Return, the Oregon state income Tax Return, and all other Tax Returns that are filed on a consolidated, combined or unitary basis and include the Hampton Group. With respect to the taxable period that includes the Spin Off Date, Parent will include each member of the Hampton Group in such Tax Returns to the extent permitted by Law, but only for the Pre-Closing Period as determined in accordance with Section 3.1(a). Parent will provide Hampton with a copy of each Tax Return prepared by or on behalf of the Parent Group pursuant to this Section 3.1(b), together with any supporting schedules, but only as such Tax Return and supporting schedules pertain to the Hampton Group (including its rights and obligations under this Agreement and the Tax Sharing Agreement), at least 30 days before the date such Tax Return is to be filed.

(c) Except as provided in Section 3.4, the Hampton Group will not be liable for any Taxes shown on a consolidated, combined or unitary income Tax Return for a Pre-Closing Period to the extent such Taxes exceed the amount of Tax that would have been shown had the Hampton Group separately filed such income Tax Return without inclusion of any other member of the Parent Group.

(d) With respect to any Pre-Closing Period or Straddle Period for which Parent must file a Tax Return pursuant to Section 3.1(a) or (b), Hampton will, at least 90 days before the date on which such Tax Return is to be filed by Parent, provide to Parent all supporting work papers and schedules that pertain to the Hampton Group and are necessary for Parent to prepare any such Tax Returns.

(e) For all Pre-Closing Periods or Straddle Periods, Hampton (except as provided in Section 3.1(b)) will prepare or cause to be prepared, and timely file or cause to be timely filed, all Tax Returns that the Hampton Group has historically filed in accordance with past practice.

(f) The filing of all Tax Returns relating to the Hampton Group for Post-Closing Periods will be the responsibility of Hampton. Unless otherwise provided in this Agreement, the Hampton Group will pay all Taxes and will be entitled to receive and retain all Tax Benefits, including refunds of Taxes, with respect to the Hampton Group for any Post-Closing Period. Except as otherwise provided herein or with written notice to Parent, all Tax Returns of the Hampton Group for the two (2) taxable periods beginning immediately after the Spin Off Date will be prepared on a basis consistent with the elections, accounting methods, conventions, assumptions and principles of taxation used by the Hampton Group for the most recent Pre-Closing Period that includes the Spin Off Date (provided those items are also in accordance with past practice).

(g) Except as otherwise provided herein, all Tax Returns and schedules prepared pursuant to Sections 3.1(a), 3.1(b), and 3.1(e) will be prepared on a basis consistent with the elections, accounting methods, conventions, assumptions and principles of taxation used for the most recent taxable periods for which Tax Returns of the Parent Group (including for this purpose the Hampton Group) have been filed.

(h) In the event any net operating loss, capital loss or credit of the Hampton Group for any Post Closing Period is eligible to be carried back to a taxable period beginning prior to the Spin Off Date (any such amount, an “Eligible Amount”), Hampton will, where permissible, elect instead to carry such Eligible Amount forward to subsequent taxable periods; provided, however, if such Eligible Amount, pursuant to an affirmative requirement of Law, may only be carried back to a taxable period of the Parent Group beginning prior to the Spin Off Date, Hampton will be entitled to receive and retain any Tax Benefit; provided further, however, if Hampton carrying such Eligible Amount back to a taxable period beginning prior to the Spin Off Date results in any Tax Detriment to any member of the Parent Group, Hampton will reimburse Parent for that Tax Detriment at the time any Tax refund is paid to Hampton.

(i) Except as may be required by Law or otherwise provided herein, Hampton will not amend any income Tax Return that (i) was previously filed on a consolidated, combined or unitary basis, and (ii) included a member of the Parent Group (excluding for this purpose the Hampton Group), without Parent’s prior written consent, which consent will not be unreasonably withheld; provided, however, if such amendment results in any Tax Detriment to any member of the Parent Group, Hampton will reimburse Parent for that Tax Detriment at the time Hampton amends such Tax Return. Parent will provide Hampton with written notice within 10 days of amending any income Tax Return for any Pre-Closing Tax Period that reflects any member of the Hampton Group.

(j) If, with respect to a Pre-Closing Period, a Tax Return of the Parent Group that includes the Hampton Group is adjusted, whether by amendment or otherwise (including adjustments pursuant to a Final Determination), and if such adjustment results in a Tax Benefit to the Parent Group (excluding for this purpose any member of the Hampton Group), within 10 days of actual receipt of any such Tax Benefit, Parent will reimburse Hampton for (i) the excess, if any, by which (A) the Tax Benefits, net of any Tax Detriments, actually received by the Parent Group exceeds (B) the Tax Benefits, net of any Tax Detriments, that would have been received by the Parent Group without the inclusion of any member of the Hampton Group for such Pre-Closing Period plus (ii) the portion of the interest actually received by the Parent Group from any Tax Authority, if any, allocable to the amount described in clause (i) above.

3.2  Cooperation and Exchange of Information.   (a) Parent and Hampton will, and will cause each of their separate Affiliates to, retain adequate records, documents, accounting data and other information (including computer data) necessary for the preparation and filing of all Tax Returns required to be filed by any member of the Parent Group or the Hampton Group and for any Tax Contest relating to such Tax Returns or to any Taxes payable by any member of the Parent Group or the Hampton Group.

(b) Each of the parties will provide the other parties with such cooperation and information as is reasonably requested in (i) filing any Tax Return, (ii) determining a liability for Taxes or a right to a refund of Taxes, or (iii) participating in or conducting any Tax Contest or other proceeding in respect of Taxes. Such cooperation and information will include the furnishing or making available of records, personnel, books of account, powers of attorney or other materials necessary or helpful for the preparation of such Tax Returns, determination of the right to a refund, the conduct of audit examinations or the defense of claims by Tax Authorities as to the imposition of Taxes.

(c) The obligations set forth above in Sections 3.2(a) and 3.2(b) will continue until the longer of (i) the time of a Final Determination or (ii) expiration of all applicable statutes of limitations, to which the records and information relate. For purposes of the preceding sentence, each party will assume that no applicable statute of limitations has expired unless such party has received notification or otherwise has actual knowledge that such statute of limitations has expired.

(d) Any information obtained under this Section 3.2 will be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns, in conducting a Tax Contest or other proceeding, or as required by Law.

3.3  Parent Transaction Tax Liability.   Except as otherwise provided in Section 3.4, Parent will be liable for, and will indemnify and hold harmless Hampton and its Affiliates from and against any liability (including reasonable attorneys’ fees and other costs incurred in connection therewith) for (i) any Tax resulting from the Spin Off failing to qualify for tax-free treatment under Section 355 of the Code (the “Intended Tax Treatment of the Spin Off”), or corresponding provisions of other applicable Tax Laws, (ii) any Tax resulting from any income or gain recognized by Parent or its Affiliates (including the Hampton Group) under Treasury Regulation Sections 1.1502-13 or 1.1502-19, or any corresponding provisions of other applicable Tax Laws, as a result of the Spin Off, (iii) any sales and use, gross receipts or other transfer Taxes imposed on the transfers occurring pursuant to the Spin Off, (iv) any Tax of the Parent Group by reason of the Hampton Group being severally liable for such Tax pursuant to Treasury Regulations Section 1.1502-6 or any analogous provision of state or local or foreign Law, (v) any Tax resulting from any income or gain recognized by Parent, Hampton, Apple, or their Affiliates (excluding, for this purpose, the Apple Shareholders) as a result of the Merger failing to qualify for tax-free treatment under Section 368 and related provisions of the Code (the “Intended Tax Treatment of the Merger”), or corresponding provisions of other applicable Tax Laws, to the extent arising from (A) any breach by Parent of the representations or covenants under Article V hereof, or (B) the inaccuracy of any factual statements or the breach of any representations contained in the officer’s certificate delivered by Parent to Jones Day and McGuireWoods LLP in support of the Merger Tax Opinion or in the officer certificate delivered by Parent to Jones Day in support of the Spin Off Tax Opinion, and (vi) any action taken by Parent or its Affiliates (excluding the Hampton Group) which is expressly prohibited by the Merger Agreement, or the failure of any such Person to take any action expressly required to be taken pursuant to the Merger Agreement, which causes the Merger to be taxable.

3.4  Hampton Transaction Tax Liability.   Except as otherwise provided in Section 3.3, Hampton will be liable for, and will indemnify and hold harmless Parent and its Affiliates from and against any liability (including reasonable attorneys’ fees and other costs incurred in connection therewith) for (i) any Tax resulting from any income or gain recognized by Parent or its Affiliates (other than any member of the Hampton Group) as a result of the Merger failing to qualify for the Intended Tax Treatment of the Merger, (ii) any Tax resulting from any income or gain recognized by Parent or its Affiliates as a result of the Spin Off failing to qualify for the Intended Tax Treatment of the Spin Off to the extent arising from (A) any breach by Hampton of the representations or covenants under Article V hereof, (B) subject to Section 5.2(d), any Tainting Act performed by Apple, (C) the inaccuracy of any factual statements or the breach of any representations contained in the officer’s certificate delivered by Apple to Jones Day in support of the Merger Tax Opinion, and (iii) any action taken by Hampton which is expressly prohibited by the Merger Agreement, or the failure of Hampton to take any action expressly required to be taken pursuant to the Merger Agreement, which causes the Merger to be taxable; provided, however, that Hampton will not be liable under this Agreement for the failure of the Spin Off to qualify for the Intended Tax Treatment of the Spin Off if such failure results from or is attributable to (i) the consummation of the Merger or other action taken by Hampton, Apple or their Affiliates in accordance with the terms of the Merger Agreement or any of the Ancillary Agreements or (ii) any action, or failure to take any action, by Hampton or any of its subsidiaries (for the avoidance of doubt, excluding for this purposes Apple) at the direction of, or with respect to actions initiated by Hampton with the full knowledge and written consent of, Parent or Huckleberry prior to the consummation of the Spin Off.

3.5  Tax Contests.   (a) Each party that may be entitled to indemnification under this Agreement (a “Tax Indemnified Party”) will provide prompt written notice to the other parties of any pending or threatened Tax audit, assessment or proceeding or other Tax Contest of which the Tax Indemnified Party becomes aware for which the Tax Indemnified Party is indemnified pursuant to this Agreement; provided, however, that any delay or failure to give such prompt written notice will not affect the indemnifying party’s indemnification obligations under this

Agreement except to the extent the indemnifying party’s defense of such Tax Contests is adversely prejudiced by such delay. Written notice provided pursuant to this Section 3.5(a) will contain factual information (to the extent known) describing any asserted Tax liability in reasonable detail and will be accompanied by copies of any notice and other documents received from any Tax Authority in respect of any such matters.

(b) Each of Parent and Hampton will promptly notify the other in writing if it obtains knowledge that any Tax Authority has begun to investigate or inquire into the Spin Off or Merger (whether or not such investigation or inquiry is a formal or informal investigation or inquiry, and whether or not the party obtaining such knowledge has any obligation to indemnify the other with respect to such matter); provided, however, that any delay or failure to give such prompt written notice will not affect the indemnifying party’s indemnification obligations under this Agreement except to the extent the indemnifying party’s defense of such Tax Contest is adversely prejudiced by such delay. Such notice will contain factual information (to the extent known) describing any asserted Tax liability in reasonable detail and will be accompanied by copies of any notice and other documents received from any Tax Authority in respect of any such matters. Each of the parties will (i) consult with the other from time to time as to the conduct of such investigation or inquiry, (ii) provide the other with copies of all correspondence provided on its behalf (or on behalf of its Affiliates) to such Tax Authority with respect to such investigation or inquiry, and (iii) arrange for a representative of the other to be present at (but not participate in, except as otherwise provided in Section 3.5(d) below) all meetings with such Tax Authority pertaining to such investigation or inquiry.

(c) Promptly upon receipt of notice as provided in Sections 3.5(a), the indemnifying party will confirm in writing to the Tax Indemnified Party that the liability asserted in the notice of deficiency, claim or adjustment or other written communication would, if imposed upon or incurred by the Tax Indemnified Party, be an Indemnified Liability, unless the indemnifying party believes in good faith that such liability would not be an Indemnified Liability in which case it will set forth in writing to the Tax Indemnified Party the grounds for such belief.

(d) Any Proceeding that may result in an Indemnified Liability, which is acknowledged as such by indemnifying party pursuant to Section 3.5(c) hereof, will be conducted in accordance with this Section 3.5(d) hereof.

(i) Promptly upon the indemnifying party’s written acknowledgment that the asserted liability is an Indemnified Liability pursuant to Section 3.5(c) hereof, the indemnifying party will assume and direct the defense or settlement of the Tax Contest, subject to the participation and consultation of the Tax Indemnified Party. If the Indemnified Liability is grouped with other unrelated asserted liabilities or issues in the Proceeding, the Tax Indemnified Party and the indemnifying party will use their respective commercially reasonable efforts to cause the Indemnified Liability to be the subject of a separate Tax Contest. If such severance is not possible, the indemnifying party will assume and direct and be responsible only for the matters relating to the Indemnified Liability.

(ii) The indemnifying party will pay all expenses related to the Indemnified Liability, including but not limited to fees for attorneys, accountants, expert witnesses or other consultants retained by it and, to the extent that any such expenses have been or are paid by the Tax Indemnified Party, the indemnifying party will promptly reimburse the Tax Indemnified Party therefor.

(iii) The Tax Indemnified Party will not pay (unless otherwise required by a proper notice of assessment and after prompt notification to the indemnifying party of the Tax Indemnified Party’s receipt of notice and demand for payment), settle, compromise or concede any portion of the Indemnified Liability without the written consent of the indemnifying party. The Tax Indemnified Party will, at the indemnifying party’s sole cost (including any reasonable out-of-pocket costs incurred by the Tax Indemnified Party), take such action as the indemnifying party may reasonably request (including the execution of powers of attorney for one or more persons designated by the indemnifying party and the filing of a petition, complaint, amended Tax Return or claim for refund) in contesting the Indemnified Liability. The indemnifying party will, on a timely basis, keep the Tax Indemnified Party informed of all developments in the Proceeding and provide the Tax Indemnified Party with copies of all pleadings, briefs, orders, and other written papers pertaining thereto.

(iv) Subject to satisfaction of the conditions herein set forth, the indemnifying party may direct the Tax Indemnified Party to settle the Indemnified Liability on such terms and for such amount as the indemnifying party may direct. The Tax Indemnified Party may condition such settlement on receipt, prior to the settlement, from the indemnifying party of the indemnity payment with respect to the Indemnified Liability less any amounts to be paid directly by the indemnifying party to the Tax Authority. The indemnifying party may direct the Tax Indemnified Party, at the indemnifying party’s expense, to pay an asserted deficiency for the Indemnified Liability out of funds provided by the indemnifying party, and to file a claim for refund.

(e) Should the indemnifying party not provide the Tax Indemnified Party with the confirmation contemplated by Section 3.5(c) hereof within thirty (30) days following receipt of notice provided in Sections 3.5(a) hereof, or should the Tax Indemnified Party reasonably determine after due investigation that the indemnifying party may not be able to pay the full amount of the Indemnified Liability, if required, and the indemnifying party fails to furnish a guarantee or performance bond satisfactory to the Tax Indemnified Party in an amount equal to the amount of the Indemnified Liability then being asserted by the Tax Authority, then the Tax Indemnified Party may assume control of the Tax Contest in accordance with this Section 3.5(e).

(i) The Tax Indemnified Party will diligently defend against the claim of the Tax Authority, including the pursuit of the appeal of any adverse determinations to the appropriate tribunal (unless advised in writing by independent outside counsel in its reasonable judgment at the indemnifying party’s sole cost that the Tax Indemnified Party would not prevail upon any such appeal) and will employ such resources, including independent counsel, in conducting such defense as are reasonably commensurate to the nature and magnitude of the claim.

(ii) The Tax Indemnified Party will consult with the indemnifying party as to the conduct of all Proceedings, will provide the indemnifying party with copies of all protests, pleadings, briefs, filings, correspondence and similar materials relative to the Proceedings and will arrange for a representative of the indemnifying party to be present at (but not to participate in) all meetings with the relevant Tax Authority and all hearings before any court.

(iii) The Tax Indemnified Party will not settle, compromise or concede any claim that would result in an Indemnified Liability unless the Tax Indemnified Party has made the determination, and has been so advised in writing by independent outside counsel at the indemnifying party’s sole expense, that such settlement is reasonable in the circumstance.

Unless otherwise agreed in writing, the indemnifying party will pay to the Tax Indemnified Party the amount with respect to an Indemnified Liability (less any amount paid directly by the indemnifying party to the Tax Authority or made available to the Tax Indemnified Party under Section 3.5(e) hereof) at least two Business Days prior to the date payment of the Indemnified Liability is to be made to the Tax Authority. Such payment will be paid by the indemnifying party to the Tax Indemnified Party by wire transfer of immediately available funds to an account designated by the Tax Indemnified Party by written notice to the indemnifying party at least 15 business days prior to the due date of such payment. If the indemnifying party delays making payment beyond the due date hereunder, it will pay interest to the Tax Indemnified Party on the amount unpaid at the rate of the monthly average of the “prime rate” as published in the Wall Street Journal for each day and the actual number of days for which any amount due hereunder is unpaid; provided, however, that this provision for interest will not be construed to give the indemnifying party the right to defer payment beyond the due date hereunder.

(f) Should the Tax Indemnified Party or any of its Affiliates receive a refund in respect of amounts paid by the indemnifying party to any Tax Authority on the Tax Indemnified Party’s behalf, or paid by the indemnifying party to the Tax Indemnified Party for payment to a Tax Authority, or should any such amounts that would otherwise be refundable to the Tax Indemnified Party be applied or credited by the Tax Authority to obligations of the Tax Indemnified Party or any of its Affiliates unrelated to an Indemnified Liability, then the Tax Indemnified Party will, promptly following receipt (or notification of credit), remit such refund (including any statutory interest that is included in such refund or credited amount) to the indemnifying party.

(g) Subject to the provisions of Section 3.2 hereof, Parent and Hampton will reasonably cooperate with one another in a timely manner in any Tax Contest involving any matter that may result in an Indemnified Liability. Parent and Hampton agree that such cooperation will include making available to the other party, during normal business hours, all books, records and information, officers and employees (without substantial interruption of employment) necessary or useful in connection with any such judicial or administrative Tax Contest. The party requesting or otherwise entitled to any books, records, information, officers or employees pursuant to this Section 3.5(h) will bear all reasonable out-of-pocket costs and expenses (except reimbursement of salaries, employee benefits and general overhead) incurred in connection with providing such books, records, information, officers or employees.

ARTICLE IV

Employee Matters

4.1  Employee Matters.   (a) Employees and former employees of Hampton and its subsidiaries are currently provided benefits under employee benefit plans, programs, policies or arrangements that are sponsored and maintained by Hampton or a subsidiary of Hampton (collectively, the “Hampton Benefit Plans”). On and after the Spin Off Date, employees and former employees of Hampton and its subsidiaries will continue to receive benefits under the Hampton Benefit Plans. Immediately prior to the Spin Off Date, Hampton will, and Parent will cause Hampton to, withdraw from and cease its participation in the Combined Defined Benefit Plan for Parent and its subsidiaries (the “Parent Pension Plan”) and, as a result thereof, employees of Hampton and its subsidiaries will cease to participate in the Parent Pension Plan as active participants thereunder immediately prior to the Spin Off Date but will continue to be entitled to receive any benefits that have previously accrued under the Parent Pension Plan, in accordance with the terms thereof. The assets and Liabilities of the Parent Pension Plan (including the assets and Liabilities relating to the employees and former employees of Hampton and its subsidiaries) will remain with Parent and its Affiliates and no such assets or Liabilities will be transferred to Hampton and its subsidiaries as a result of the Spin Off. In furtherance of, but without limiting the foregoing, effective as of the Spin Off Date, (1) Hampton and its subsidiaries will have no Liability or obligations, and Parent agrees to assume and pay for any such Liabilities or obligations, under the Parent Pension Plan (the “Pension Plan Obligations”) and (2) Hampton and its subsidiaries will have no further responsibility for the administration of the Parent Pension Plan except as specified in the Transition Services Agreement.

(b) Effective as of the Spin-Off Date (1) Hampton and its subsidiaries will have no Liability or obligations, and Parent agrees to assume and pay for any Liabilities or obligations under or relating to any nonqualified plans or other employee benefit plans or arrangements sponsored or maintained by Parent including as required by, or imposed pursuant to, applicable Law (all of such plans or arrangements other than the Parent Pension Plan being referred to as the “Other Parent Plans” and all of such Liabilities or obligations described in this Section 4.1(b) being referred to as the “Other Parent Plan Obligations”) and (2) Hampton and its subsidiaries will have no responsibility for the administration of the Other Parent Plans.

(c) Employees of Parent and its Affiliates (other than Hampton and its subsidiaries) are currently provided benefits under employee benefit plans, programs, policies or arrangements that are sponsored and maintained by Parent or its Affiliates (other than Hampton and its subsidiaries) (collectively, the “Parent Benefit Plans”). On and after the Spin Off Date, employees of Parent and its Affiliates (but not employees of Hampton and its subsidiaries) will continue to receive benefits under the Parent Benefit Plans.

(d) On or before the Spin Off Date, Parent, Hampton and Hampton OpCo will take such actions as they determine are necessary and advisable to establish separate administrative services agreements and funding vehicles for Hampton OpCo Benefit Plans and Parent Benefit Plans and/or to provide for transitional services related thereto.

ARTICLE V

Representations and Covenants

5.1  Representations.   (a) Parent represents that, as of the date of this Agreement, there is no fact that may cause the Tax treatment of the Spin Off to be other than the Intended Tax Treatment of the Spin Off. Parent represents that, as of the date of this Agreement, there is no fact that may cause the Tax treatment of the Merger to be other than the Intended Tax Treatment of the Merger.

(b) Parent represents and warrants that neither it, nor any of its Affiliates, has any plan or intent to take, nor has it taken, any action which is inconsistent with any factual statements or representations made in connection with the Intended Tax Treatment of the Merger or the Intended Tax Treatment of the Spin Off.

(c) Each party to this Agreement has full power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly authorized by each party to this Agreement, and no other proceedings on the part of such party or any other person are necessary to authorize the execution and delivery by such party of this Agreement or the consummation of the Transactions. This Agreement has been duly and validly executed and delivered by the parties hereto, and (assuming the valid execution and delivery of this Agreement by the other parties hereto and thereto) constitutes the legal, valid and binding agreement of such party enforceable against it in accordance with its terms, except as such obligations and their enforceability may be limited by (i) bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the enforcement of creditors’ rights generally, (ii) by general principles of equity, or (iii) the power of a court to deny enforcement of remedies based on public policy.

(d) Each of Hampton and Hampton OpCo, on the one hand, and Parent and Huckleberry, on the other hand, has retained separate legal advisors in connection with the Transactions, and the terms of this Agreement, together with the Merger Agreement and Transition Services Agreement, have been negotiated by such parties at arm’s length and in good faith by their respective representatives.

5.2  Tax Covenants.   (a) Hampton covenants and agrees that (i) Hampton will not take any action or fail to take any action, and Hampton will cause its Affiliates to not take any action or fail to take any action, that causes the Tax treatment of the Spin Off to be other than the Intended Tax Treatment of the Spin Off, and (ii) through the second anniversary of the Spin Off Date, it will not enter into, and it will cause its Affiliates to refrain from entering into, any understandings, agreements, arrangements or substantial negotiations with respect to transactions or events (including stock issuances, option grants, capital contributions, acquisitions, or changes in the voting power of any of its stock) which cause the Spin Off to be treated under Section 355(e)(2)(A) of the Code as part of a plan or series of related transactions pursuant to which one or more persons acquire directly or indirectly stock of Hampton, or any predecessor or successor, representing a fifty percent or greater interest (each, a “Tainting Act”).

(b) Parent covenants and agrees that Parent will not take any action or fail to take any action, and Parent will cause its Affiliates to not take any action or fail to take any action, that causes the Tax treatment of the Merger to be other than the Intended Tax Treatment of the Merger.

(c) Each of Parent and Hampton covenants and agrees that it will not take, and will cause its respective Affiliates to refrain from taking, any position on a Tax Return that is inconsistent with (i) the treatment of the Spin Off as tax free under Section 355 of the Code, and (ii) the treatment of the Merger as a reorganization under Section 368(a) and related provisions of the Code.

(d) Notwithstanding the foregoing, Hampton will be permitted to take any action inconsistent with Section 5.2(a) if, prior to taking such action, Hampton provides notification to Parent of its plans with respect to such action and promptly responds to any inquiries by Parent following such notification, and either:

(i) Obtains an unqualified opinion reasonably acceptable to Parent of an independent nationally recognized tax counsel reasonably acceptable to Parent, on a basis of facts and representations consistent with the facts at the time of such action, that such action will not adversely affect the Intended Tax Treatment of the Merger or the Intended Tax Treatment of the Spin Off; or

(ii) Obtains Parent’s or Huckleberry’s consent in writing to such action, which consent will not be unreasonably withheld.

(e) Notwithstanding anything to the contrary in this Agreement, Hampton will be liable for, and will indemnify and hold harmless Parent from and against any Tax resulting from a Tainting Act by Hampton or its Affiliates, unless the exception under Section 5.2(d)(ii) is satisfied with respect to such act.

5.3  Cooperation In Litigation.   For a period of five years after the Closing Date, each party hereto will, to aid each other party hereto in the defense of any third-party Action relating to Hampton’s business, make available during normal business hours, but without unreasonably disrupting their respective businesses, all personnel and records in their possession relating to Hampton’s business reasonably necessary to permit the effective defense or investigation of such Action. If information other than that pertaining to Hampton’s business is contained in such records, Parent and Hampton will either agree that such information may be omitted or redacted or enter into appropriate secrecy commitments to protect such information. To the extent any such Action relates solely to Hampton’s or any of its subsidiaries’ businesses, all such documented costs will be borne by Hampton. To the extent any such Action relates solely to Parent’s or any of its subsidiaries’ businesses (other than Hampton or any of its subsidiaries) all such documented costs will borne by Parent. To the extent any such Action relates to Parent’s or any of its subsidiaries’ businesses (other than Hampton or any of its subsidiaries) and Hampton’s or any of its subsidiaries’ businesses all such documented costs will be allocated proportionately, based on their respective business interest in such action, between Hampton and Parent.

5.4  Other Cooperation.   Parent and Hampton will comply fully with all notification, reporting and other requirements under any Law or Order applicable to the Transactions. Parent and Hampton will use their commercially reasonable efforts to obtain, as soon as practicable, the authorizations that may be or become necessary for the performance of their respective obligations under this Agreement and the consummation of the Transactions and will cooperate fully with each other in promptly seeking to obtain such authorizations, except that no such party hereto will be required to make any material expenditure in connection with its obligations under this Section 5.4. Where the cooperation of third parties such as insurers or trustees would be necessary in order for a party hereto to completely fulfill its obligations under this Agreement, such party will use commercially reasonable efforts to cause such third parties to provide such cooperation, except that no party hereto will be required to make any material expenditure in connection therewith.

5.5  Expenses.   Whether or not the Transactions are consummated, all costs, fees and expenses incurred in connection with this Agreement and the Transactions will be borne as provided in the Merger Agreement, unless otherwise provided herein or in the Transition Services Agreement.

5.6  Certain Insurance Matters.   With respect to any Damages suffered by Hampton or any of its subsidiaries after the Closing Date relating to, resulting from or arising out of the conduct of Hampton’s business prior to the Closing Date for which Parent or any of their Affiliates would be entitled to assert, or cause any other Person to assert, a claim for recovery under any policy of insurance maintained by Parent or for the benefit of Parent or any of their subsidiaries in respect of Hampton’s business, Parent or any of their subsidiaries, any product of Hampton’s business or any Hampton employee, at the request of Hampton, Parent will use its commercially reasonable efforts to assert and administer, or to assist Hampton or any of its subsidiaries to assert and administer, one or more claims under such policy of insurance covering such Damage if Hampton or any of its subsidiaries is not itself entitled to assert such claim, and any recovery in respect thereof will be paid to the party suffering such Damages; provided, however, that all of Parent’s out-of-pocket costs and expenses incurred in connection with the foregoing, including retroactive or other premium matters, are promptly reimbursed by Hampton. Nothing in this Section 5.6 will affect or modify or be deemed to affect or modify in any way any parties’ obligations under Article VI of this Agreement.

5.7  Confidentiality Obligations.   The Parties acknowledge that they are subject to, and any confidential information of any nature whatsoever of a party to this Agreement that is provided or disclosed to another party in connection with this Agreement will be subject to, the confidentiality provisions contained in Section 6.4 of the Merger Agreement.

5.8  D&O Insurance.   Parent will (i) maintain in effect for a period of six years after the Spin Off Date, if available, the current policies of directors’ and officers’ liability insurance maintained by Parent with respect to directors of Hampton and its subsidiaries (provided that Parent may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are not less advantageous to the directors and officers of Hampton and its subsidiaries) or (ii) obtain as of the Spin Off Date “tail” insurance policies with a claims period of six years from the Spin Off Date with at least the same coverage and amounts and containing terms and conditions which are no less advantageous to the directors and officers of Hampton and its subsidiaries, in each case, with respect to claims arising out of or relating to events which occurred before or at the Spin Off Date; provided, however, that in no event will Parent be required to expend an annual premium for such coverage in excess of 250%

of the last annual premium paid by it for such insurance prior to the date of this Agreement (the “Maximum Premium”). If such insurance coverage can only be obtained at an annual premium in excess of the Maximum Premium, Parent will obtain that amount of directors’ and officers’ insurance (or “tail” coverage) obtainable for an annual premium equal to the Maximum Premium.

ARTICLE VI

Indemnification

6.1  Indemnity by Parent.   Following the Closing, Parent will indemnify and hold Hampton, its Affiliates and each of their respective officers, directors, employees, agents and representatives and each of the successors and assigns of any of the foregoing (“Hampton Indemnified Parties”) harmless from and against and will promptly defend such parties from and reimburse such parties for any and all losses, damages, costs, expenses, Liabilities, obligations and claims of any kind, including reasonable attorneys’ fees and other costs and expenses, but excluding Taxes, which are covered by Article III (“Damages”) which such parties may directly or indirectly at any time suffer or incur or become subject to, as a result of or in connection with (a) any claim by a third party that relates to (i) the breach by Parent of any representation in this Agreement or (ii) the breach by Parent, only as to itself and its subsidiaries (other than Hampton and its subsidiaries) under Sections 4.1, 4.2, 4.3, 4.4, 4.5, 4.14, 4.22, 4.23, 4.24 and 4.25 of the Merger Agreement, (b) any claim by a third party that relates to the failure by Parent to perform any covenant to be performed by it or its Affiliates under this Agreement or the Merger Agreement in whole or in part after the Closing, (c) the conduct of any business of Parent or its subsidiaries other than Hampton’s business, including any indemnity or Liability thereof or any amount due or to become due in respect of the foregoing, and (d) any Pension Plan Obligation or any Other Parent Plan Obligations.

6.2  Indemnity by Hampton.   Following the Closing, Hampton will, on behalf of its successors and assigns, indemnify and hold Parent, their Affiliates and each of their respective officers, directors, employees, agents and representatives and each of the successors and assigns of any of the foregoing (“Parent Indemnified Parties”) harmless from and against, and will promptly defend such parties from and reimburse such parties for, any and all Damages which such parties may directly or indirectly at any time suffer or incur or become subject to, as a result of or in connection with (a) any breach by Hampton of any representation in this Agreement or under Article IV of the Merger Agreement, (b) the failure by Hampton to perform any covenant to be performed by it or its Affiliates under this Agreement or the Merger Agreement in whole or in part after the Closing and (c) the conduct of any business of Hampton or its subsidiaries, including any indemnity or Liability thereof or any amount due or to become due in respect of the foregoing; provided, however, that under no circumstances will Hampton be required to indemnify any Parent Indemnified Party for any Pension Plan Obligation or any Other Parent Plan Obligations. For the avoidance of doubt, following the Spin Off, no Parent Indemnified Party will be liable for, and Hampton will indemnify, defend and fully protect each Parent Indemnified Party from and against any action or failure to take action by Hampton, any of its subsidiaries or any of their respective directors, officers, employees, agents or representatives in their capacities as such whether prior to or at the Effective Time, including any transaction based in whole or in part on the Spin Off or the Merger, except as expressly provided in the Merger Agreement or herein.

6.3  Insurance Coverage.   The indemnification to which any party is entitled hereunder will be net of all insurance proceeds actually received, if any, by the indemnified party with respect to the losses for which indemnification is provided in Section 6.1 or Section 6.2.

6.4  Right of Party to Indemnification.   Each party entitled to indemnification hereunder will be entitled to indemnification for losses sustained in accordance with the provisions of this Article VI regardless of any Law or public policy that would limit or impair the right of the party to recover indemnification under the circumstances.

6.5  Indemnification Procedures.   Any party seeking indemnification under this Article VI for a third party claim (the “Indemnified Party”) must notify the party from whom such indemnity is sought (the “Indemnifying Party”) in writing of any claim, demand, action or proceeding for which indemnification will be sought; provided, however, that the failure to so notify will not adversely impact the Indemnified Party’s right to indemnification hereunder except to the extent that such failure to notify actually prejudices, or prevents the Indemnifying Party’s ability to defend such claim, demand, action or proceeding. The Indemnifying Party will have the right at its expense to assume the defense thereof using counsel reasonably acceptable to the Indemnified Party. The Indemnified Party will have the right (i) to participate, at its own expense, with respect to any claim, demand, action or proceeding that is being diligently defended by the Indemnifying Party and (ii) to assume the defense of any claim, demand, action or proceeding at the cost and expense of the Indemnifying Party if the Indemnifying Party fails or ceases to defend the same. In connection with any such claim, demand, action or proceeding the parties will cooperate with each other and provide each other with access to relevant books and records in their possession. If a firm written offer is made to the Indemnifying Party to settle any such claim, demand, action or proceeding solely in exchange for monetary sums to be paid by the Indemnifying Party (and such settlement contains a complete release of the Indemnified Party and its Affiliates and their respective directors, officers and employees) and the Indemnifying Party proposes to accept such settlement and the Indemnified Party refuses to consent to such settlement, then (i) the Indemnifying Party will be excused from, and the Indemnified Party will be solely responsible for, all further defense of such claim, demand, action or proceeding, (ii) the maximum liability of the Indemnifying Party relating to such claim, demand, action or proceeding will be the amount of the proposed settlement if the amount thereafter recovered from the Indemnified Party on such claim, demand, action or proceeding is greater than the amount of the proposed settlement, and (iii) the Indemnified Party will pay all attorneys’ fees and legal costs and expenses incurred after rejection of such settlement by the Indemnified Party; provided, however, that if the amount thereafter recovered by the third party from the Indemnified Party is less than the amount of the proposed settlement, the Indemnified Party will be reimbursed by the Indemnifying Party for such attorneys’ fees and legal costs and expenses up to a maximum amount equal to the difference between the amount recovered by the third party and the amount of the proposed settlement.

ARTICLE VII

Conditions

7.1  Parent Conditions to the Distribution.   The obligations of Parent pursuant to this Agreement to effect the Spin Off will be subject to the fulfillment (or waiver by Parent to the extent permitted by Section 7.2) on or prior to the Spin Off Date (provided that certain of such conditions will occur substantially contemporaneous with the Spin Off) of:

(a) the receipt by Parent of a reliance letter, dated as of the Spin Off Date, stating that Parent is entitled to rely on the written opinion delivered to Hampton, dated as of a date prior to the Spin Off Date, from AlixPartners to the effect that the Special Dividend will not render Hampton or Hampton OpCo insolvent (as described in such opinion) or violate Section 170 of the Delaware General Corporation Law;

(b) the receipt by Parent, dated as of a date prior to the Spin Off Date, of an opinion from AlixPartners to the effect that the Spin Off will not violate Section 170 of the Delaware General Corporation Law;

(c) the receipt by Parent of a written opinion, dated as of the Spin Off Date, from Jones Day, tax counsel to Parent, to the effect that the Spin Off will qualify as a tax-free spin off under Section 355 and related provisions of the Code. In rendering the foregoing opinion, counsel will be permitted to rely upon and assume the accuracy of certificates executed by officers of Parent and Hampton substantially in compliance with IRS published advanced ruling guidelines, with customary exceptions and modification thereto to enable such firm to deliver the legal opinion; and

(d) each of the conditions set forth in Section 7.1 and 7.3 of the Merger Agreement having been satisfied or to the extent permitted by applicable Law, waived in writing, except the consummation of the Spin Off and the other transactions contemplated hereby.

7.2  Waiver of Parent Conditions.   To the extent permitted by applicable Law, the conditions set forth in Section 7.1 hereof (excluding the condition set forth in Section 7.1(b)) may be waived in the sole discretion of the Board of Directors of Parent. The conditions set forth in Section 7.1 (excluding the condition set forth in Section 7.1(b)) are for the sole benefit of Parent and will not give rise to or create any duty on the part of Parent or the Board of Directors of Parent to waive or not waive any such conditions.

7.3  Hampton Conditions to the Distribution.   The obligations of Hampton and Hampton OpCo pursuant to this Agreement to effect the Spin Off will be subject to the fulfillment on or prior to the Spin Off Date (provided that certain of such conditions will occur substantially contemporaneous with the Spin Off) of:

(a) the receipt by Hampton, dated as of a date prior to the Spin Off Date, of an opinion from AlixPartners to the effect that the Special Dividend will not render Hampton or Hampton OpCo insolvent (as described by such opinion) or violate Section 170 of the Delaware General Corporation Law; and

(b) each of the conditions set forth in Section 7.1 and 7.3 of the Merger Agreement having been satisfied or to the extent permitted by applicable Law, waived in writing, except the consummation of the Spin Off and the other transactions contemplated hereby.

ARTICLE VIII

Termination

8.1  Termination.   This Agreement may be terminated by Parent, in its sole discretion, upon the termination of the Merger Agreement.

8.2  Effect of Termination.   If this Agreement is terminated as provided in Section 8.1, then this Agreement will forthwith become void and there will be no liability on the part of any party to any other party or any other Person in respect hereof regardless of the circumstances.

ARTICLE IX

Miscellaneous

9.1  Survival.   All representations and warranties of the parties contained in this Agreement or made pursuant to this Agreement will expire as of the Closing without further action by the parties, with the result that if the Closing occurs, no party will have any liability or obligation in respect thereof, whether asserted before or after the Closing, other than for actual fraud. The agreements contained herein that by their terms apply or are to be performed in whole or in part after the Closing will survive indefinitely.

9.2  Amendment.   This Agreement may be amended, modified or supplemented only by the written agreement of the parties hereto or thereto.

9.3  Waiver of Compliance.   Except as otherwise provided in this Agreement, the failure by any Person to comply with any obligation, covenant, agreement or condition under such agreements may be waived by the Person entitled to the benefit thereof only by a written instrument signed by the Person granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. The failure of any Person to enforce at any time any of the provisions of such agreements will in no way be construed to be a waiver of any such provision, nor in any way to affect the validity of such agreements or any part thereof or the right of any Person thereafter to enforce each and every such provision. No waiver of any breach of such provisions will be held to be a waiver of any other or subsequent breach.

9.4  Notices.   All notices required or permitted pursuant to this Agreement must be in writing and will be deemed to be properly given when actually received by the Person entitled to receive the notice at the address stated below, or at such other address as a party may provide by notice to the other:

If to Parent or Huckleberry:

NACCO Industries, Inc.
5875 Landerbrook Drive
Cleveland, Ohio 44124-4017
Attention: Charles A. Bittenbender
Facsimile: (440) 449-9561

With a copy to:

Jones Day
222 E. 41st Street
New York, New York 10017
Attention: Robert Profusek
Facsimile: (212) 755-7306

If to Hampton and/or Hampton OpCo:

Hamilton Beach/Proctor-Silex, Inc.
4421 Waterfront Drive
Glen Allen, Virginia 23060
Attention: Kathleen L. Diller
Facsimile: (804) 527-7218

With a copy to:

McGuireWoods LLP
One James Center
901 East Cary Street
Richmond, Virginia 23219-4030
Attention: Clifford A. Cutchins, IV
Facsimile: (804) 225-5344

9.5  Third Party Beneficiaries.   Except as otherwise provided in this Agreement, nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the Parties or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

9.6  Successors and Assigns.   This Agreement will be binding upon and will inure to the benefit of the signatories hereto and their respective successors and permitted assigns. None of the parties may assign this Agreement, or any of their rights or liabilities thereunder, without the prior written consent of the other parties thereto, and any attempt to make any such assignment without such consent will be null and void. Any such assignment will not relieve the party making the assignment from any liability under such agreements.

9.7  Severability.   The illegality or partial illegality of any or all of this Agreement or any provision hereof, will not affect the validity of the remainder of such agreements, or any provision thereof, and the illegality or partial illegality of any such agreements will not affect the validity of any such agreements in any jurisdiction in which such determination of illegality or partial illegality has not been made, except in either case to the extent such illegality or partial illegality causes such agreements to no longer contain all of the material provisions reasonably expected by the parties to be contained therein.

9.8  Governing Law.   This Agreement will be governed by and construed in accordance with the internal Laws of the State of Delaware applicable to contracts made and wholly performed within such state, without regard to any applicable conflict of laws principles.

9.9  Submission to Jurisdiction; Waivers.   Each party irrevocably agrees that any legal action or proceeding with respect to this Agreement, the Transactions, any provision hereof, the breach, performance, validity or invalidity hereof or for recognition and enforcement of any judgment in respect hereof brought by another party hereto or its successors or permitted assigns may only be brought and determined in any federal or state court located in the State of Delaware, and each party hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts. Each party hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, the Transactions, any provision hereof or the breach, performance, enforcement, validity or invalidity hereof, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) to the fullest extent permitted by applicable Laws, that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

9.10  Specific Performance.   The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to the consummation of the Transactions, will cause irreparable injury to the other parties for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party’s obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder.

9.11  Counterparts.   This Agreement may be executed in two or more counterparts, all of which will be considered one and the same agreement and will become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that each party need not sign the same counterpart.

9.12  Entire Agreement.   This Agreement (including the documents and the instruments referred to in this Agreement) and the Merger Agreement, together with the Confidentiality Agreement, constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement, other than the Confidentiality Agreement.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, each of the signatories hereto has caused this Agreement to be signed by its duly authorized officer as of the date first above written.

NACCO INDUSTRIES, INC.

By:	/s/ Alfred M. Rankin, Jr.
Name:  Alfred M. Rankin, Jr.

Title:	Chairman, President and Chief Executive Officer

HOUSEWARES HOLDING COMPANY

By:	/s/ Alfred M. Rankin, Jr.
Name:  Alfred M. Rankin, Jr.

Title:	President

HB-PS HOLDING COMPANY, INC.

By:	/s/ Michael J. Morecroft
Name:  Michael J. Morecroft

Title:	President

HAMILTON BEACH/PROCTER-SILEX, INC.

By:	/s/ Michael J. Morecroft
Name: Michael J. Morecroft

Title:	President and Chief Executive Officer